[redacted]

BB 5/6

U
SECURITIES AI
Wash

10028721

SEC MAIL PROCESSING
RECEIVED
APR 29 2010
WASH, D.C.
193
SECTION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66709

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 03-01-2009 (MM/DD/YY) AND ENDING 02-28-2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: North Point Advisors LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

580 California Street, Suite 2000
(No. and Street)

San Francisco (City) CA (State) 94104 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David M. Jacquin 415-358-3501
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ribis, Jones & Maresca, P.A.
(Name – *if individual, state last, first, middle name*)

10500 Little Patuxent Pkwy, Suite 770 (Address) Columbia (City) MD (State) 21044 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

BB 5/6

OATH OR AFFIRMATION

I, David M. Jacquin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of North Point Advisors LLC, as of February 28, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

State of California, County of San Francisco
On 4/23/10 before me, Ira Komar
Notary Public, personally appeared David M. Jacquin
who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.
I certify under **PENALTY OF PERJURY** under the laws of the State of California that the foregoing paragraph is true and correct.
WITNESS my hand and official seal.

ESI1
IRA KOMAR
COMM. #1682741
Notary Public-California
SAN FRANCISCO COUNTY
My Comm. Exp. July 21, 2010
ESI1

NORTH POINT ADVISORS LLC

FINANCIAL STATEMENTS AND
INDEPENDENT AUDITORS' REPORT

FEBRUARY 28, 2010

TABLE OF CONTENTS

	Page No.
INDEPENDENT AUDITORS' REPORT	1
FINANCIAL STATEMENTS	
Statement of Financial Condition	2
Statement of Operations and Changes in Member's Equity	3
Statement of Cash Flows	4
Notes to Financial Statements	5-9
SUPPLEMENTAL INFORMATION	
Schedule 1 – Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission	10
Schedule 2 – Computation for Determination of Reserve Requirements and Information Relating to Possession of Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission	11
Schedule 3 – Reconciliation of Unaudited FOCUS Report to the Audited Statement of Financial Position	12-13
Report of Independent Auditors' on Internal Control Required by SEC Rule 17a-5	14-15

RJM

Ribis, Jones & Maresca, P.A.

Certified Public Accountants

1801 McCormick Drive
Suite 200
Largo, Maryland 20774
(301) 636-6001
Fax: (301) 636-6006

10500 Little Patuxent Parkway
Suite 770
Columbia, Maryland 21044
(410) 884-0220
(301) 596-5451
Fax: (301) 596-5471

Independent Auditors' Report

To the Member of
North Point Advisors LLC

We have audited the accompanying statement of financial condition of North Point Advisors LLC (the "Company") as of February 28, 2010 and the related statements of operations and changes in member's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of North Point Advisors LLC as of February 28, 2010, and the results of its operations, the changes in its member's equity and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 through 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ribis, Jones & Maresca, P.A.

April 27, 2010

NORTH POINT ADVISORS, LLC
STATEMENT OF FINANCIAL CONDITION
FEBRUARY 28, 2010

ASSETS

CURRENT ASSETS		
Cash and cash equivalents	$	1,645,715
Accounts receivable		30,269
Client reimbursable expenses and prepaid expenses		120,734
Due from affiliates		228,286
Total Current Assets		2,025,004
PROPERTY AND EQUIPMENT		
Automobile		57,826
Accumulated depreciation		(23,130)
Property and equipment, net		34,696
TOTAL ASSETS	$	2,059,700

LIABILITIES AND MEMBER'S EQUITY

CURRENT LIABILITIES		
Accounts payable and accrued expenses	$	135,817
Current portion of note payable		17,571
Total Current Liabilities		153,388
LONG-TERM LIABILITIES		
Note payable		16,182
Total Long-Term Liabilities		16,182
TOTAL LIABILITIES		169,570
MEMBER'S EQUITY		
Member's equity		1,890,130
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	2,059,700

See independent auditors' report and accompanying notes to the financial statements.

NORTH POINT ADVISORS, LLC
STATEMENT OF OPERATIONS AND
CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED FEBRUARY 28, 2010

REVENUE		
Advisory fees	$	3,786,578
Other income		23,928
Investment income		4,743
Total Revenue		3,815,249
EXPENSES		
Compensation		2,089,690
Benefits and taxes		162,151
Professional fees		376,991
Occupancy		192,660
Office expenses		141,841
Travel, entertainment and business development		577,802
Data and analytics		57,213
Insurance		10,192
Depreciation expense		11,565
Repairs and maintenance		60,582
Contributions		17,350
Interest expense		3,119
Plane expenses		412,501
Other expenses		52,464
Total Expenses		4,166,121
NET LOSS		(350,872)
Distributions to Managing Member for affiliates		(677,055)
Tax distributions to Managing Member		(280,463)
CHANGES IN MEMBER'S EQUITY		(1,308,390)
MEMBER'S EQUITY, MARCH 1, 2009		3,198,520
MEMBER'S EQUITY, FEBRUARY 28, 2010	$	1,890,130

See independent auditors' report and accompanying notes to the financial statements.

NORTH POINT ADVISORS, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED FEBRUARY 28, 2010

CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$	(350,872)
Adjustments to reconcile change in net loss to net cash used for operating activities:		
Depreciation and amortization expense		11,565
Changes in operating assets and liabilities:		
Decrease in accounts receivable		2,988
Increase in client reimbursable expenses and prepaid expenses		(14,065)
Increase in due from affiliates		(228,286)
Increase in accounts payable and accreud expenses		43,015
Net Cash Used for Operating Activities		(535,655)
CASH FLOWS FROM FINANCING ACTIVITIES		
Principal payments on note payable		(15,916)
Tax distributions to managing member		(280,463)
Distributions to managing member for affiliates		(677,055)
Net Cash Used for Financing Activities		(973,434)
NET DECREASE IN CASH AND CASH EQUIVALENTS		(1,509,089)
CASH AND CASH EQUIVALENTS, beginning of year		3,154,804
CASH AND CASH EQUIVALENTS, end of year	$	1,645,715
SUPPLEMENTAL INFORMATION:		
Interest paid	$	3,119

See independent auditors' report and accompanying notes to the financial statements.

NORTH POINT ADVISORS LLC
NOTES TO FINANCIAL STATEMENTS
FEBRUARY 28, 2010

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

North Point Advisors LLC, a Delaware limited liability company (the "Company"), was formed on June 21, 2004 and operates under a Limited Liability Company Agreement (the "LLC Agreement"). The Company was formed to engage in investment banking, primarily as a financial advisor in mergers and acquisitions transactions. Effective April 19, 2005, the Company registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and became a member of the National Association of Securities Dealers, Inc. ("NASD"). The managing member of the Company is North Point LLC; a Delaware limited liability company (the "Managing Member"). The Managing Member is responsible for managing the affairs of the Company.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America using the accrual method of accounting.

Basis of Presentation

The accompanying financial statements are those of North Point Advisors LLC and are not intended to be the combined financial statements of North Point Advisors LLC and its affiliates. Pursuant to NASD Rule 1017, FINRA granted the application of North Point Advisors LLC to transfer certain assets to North Point Aviation LLC and North Point Investment Portfolio LLC on November 19, 2008.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers highly liquid investments with original maturities of three months or less to be cash equivalents.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Financial Instruments

The carrying amount of the Company's financial instruments, which includes cash and cash equivalents, receivables, property, accounts payable, accrued liabilities, and notes payable, is approximately equal to its fair value at February 28, 2010.

Property and Equipment

Property and equipment are stated at cost. Expenditures which substantially increase an asset's useful life are capitalized. Minor replacements, enhancement, maintenance and repairs are charged to expense as incurred. Depreciation is computed using the straight-line method over the estimated useful lives of the assets which is five years for the automobile.

Revenue Recognition

Advisory fees represent fees earned for investment banking services provided to the Company's clients and are recorded upon the achievement of specific milestones, pursuant to the terms of contractual arrangements.

Client Reimbursable Expenses

Client reimbursable expenses are out-of-pocket expenditures incurred by the Company, which relate to investment banking services provided to clients. Pursuant to the terms of contractual agreements, these expenses will be recouped from the clients.

Allowance for Doubtful Accounts

The provision for doubtful accounts for client reimbursable expenses is based on an assessment of how many client's contractual agreements will successfully close, based on a percentage of outstanding contacts. All accounts receivable as of February 28, 2010 are considered fully collectible by management. No allowance for doubtful accounts has been recorded as of February 28, 2010.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Income Taxes

The Company, is a limited liability company and is considered, for United States of America tax purposes, to be a disregarded pass through entity. Taxable income or loss from the Company is included in the tax return of the sole member of the managing member of North Point Advisors, LLC.

The Company adopted "Accounting for Uncertainty in Income Taxes" on March 1, 2009. "Accounting for Uncertainty in Income Taxes" clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with "Accounting for Income Taxes". "Accounting for Uncertainty in Income Taxes" requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Since the Company is an LLC for income tax purposes, and its earnings pass through to the members, no income tax provision is reflected in the financial statements. The Company believes that the adoption of "Accounting for Uncertainty in Income Taxes" does not have an impact on its results of operations or financial condition.

NOTE 3 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule, ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital shall not exceed 8 to 1. At February 28, 2010, North Point Advisors, LLC had net capital of $1,449,735, which was $1,440,681 in excess of its required net capital of $9,054. North Point Advisors, LLC ratio of aggregate indebtedness to net capital as of February 28, 2010 is 9.37%.

NOTE 4 – CAPITAL ACCOUNT

A capital account is maintained for the member. The account is increased by capital contributions, allocable share of net profit and any item of income or gain, and decreased by distributions, allocable share of net loss and any items of expense or loss. Allocation of profit and losses and cash contributions and distributions are made in accordance with the Amended and restated limited liability company agreement of North Point Advisors, LLC. This agreement also defines a calculation for tax distributions to be provided to the member based on the highest marginal federal individual income tax rate for federal and State of California income tax purposes for the calendar year.

NOTE 5 – NOTE PAYABLE

The Company has a note payable which is secured by an automobile. The note bears an interest rate of 3.9% and monthly payments of $1,464 are due until March 15, 2012. The balance of the note is $33,753 as of February 28, 2010. Principal maturities of the note for the years ending February 28, 2011 and 2012 totaled $17,571 and $16,182, respectively.

NOTE 6 – OPERATING LEASE AGREEMENT

The Company leases office space under an amended operating lease which expires May 31, 2014. The future minimum annual year ending lease payments are as follows:

February 28, 2011	$ 249,060
2012	256,516
2013	264,209
2014	272,150
2015	68,538
Total	$ 1,110,473

Rent expense for the year ended February 28, 2010, including the pro-rata share of expenses, totaled $192,660, which included a two month lease abatement per the lease agreement.

NOTE 7 – RELATED PARTY TRANSACTION

An amount of $1,000,000 paid to the sole member of the Managing Member has been included in compensation expense.

North Point Aviation, LLC ("NPAV"), was formed on January 12, 2007. The certificate of formation was filed with the State of Delaware on October 16, 2008. NPAV was formed as a holding company for the aircraft used by the Company, considered a non-allowable asset for a broker-dealer. The operating income and expenses of the aircraft, excluding depreciation, are included in the accompanying financial statements.

North Point Investment Portfolio, LLC ("NPIP"), a Delaware limited liability company, was formed on September 15, 2008. NPIP was formed as a holding company for the investment assets that are non-allowable for a broker-dealer. As a February 28, 2010, the amount due from NPIP totaled $228,286. During the fiscal year ended February 28, 2010, the Company transferred $677,055 to NPIP through distributions to the managing member for affiliates.

NOTE 8 – 401(k) PLAN

The Company has a 401(k) plan that is available to all eligible employees who elect to participate. The participants can make voluntary salary reduction contributions subject to the limits and provisions of the Internal Revenue Code. The Company did not make employer contributions during the year ended February 28, 2010.

NOTE 9 – SUBSEQUENT EVENTS

In preparing these financial statements, the Company's management has evaluated events and transactions for potential recognition or disclosure through April 27, 2010, the date the financial statements were available to be issued. There were no additional events or transactions that were discovered during the evaluation that required further disclosure.

SUPPLEMENTARY INFORMATION

SCHEDULE 1

NORTH POINT ADVISORS, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF FEBRUARY 28, 2010

COMPUTATION OF NET CAPITAL

1	Member's equity from statement of financial condition	$ 1,890,130
3	Total ownership equity qualified for net capital	$ 1,890,130
6	Deductions	
	Non-allowable assets	
	Accounts receivable	30,269
	Due from affiliates	228,286
	Property and equipment, net	34,696
	Client reimbursable expenses and prepaid expenses	120,734
6a	Total non-allowable assets	413,985
8	Net capital before haircuts on securities	1,476,145
9e	Less haircuts on other securities	(26,410)
10	Net Capital	$ 1,449,735

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

11	Minimum capital requirement (6-2/3% of aggregate indebtedness)	$ 9,054
12	Minimum dollar net capital requirement	$ 5,000
13	Net capital requirement (greater of line 11 or 12)	$ 9,054
14	Excess net capital (line 10 less line 13)	$ 1,440,681
15	Net capital less 10% of line 19	$ 1,436,153

COMPUTATION OF AGGREGATE INDEBTEDNESS

16	Accounts payable and accrued expenses	$ 135,817
19	Aggregate indebtedness	$ 135,817
20	Ratio: Aggregate indebtedness to net capital	9.37%

See Schedule 3 for the reconciliation of the Company's unaudited FOCUS Report as of February 28, 2010 to the audited statement of financial position.

NORTH POINT ADVISORS, LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF FEBRUARY 28, 2010

The Company claims exemption from Rule 15c3-3 under subparagraph (k)(2)(ii).

The Company has complied with the exemptive provisions of SEC Rule 15-c3-3.

SCHEDULE 3

NORTH POINT ADVISORS, LLC
RECONCILIATION OF FOCUS REPORT TO THE AUDITED STATEMENT OF FINANCIAL POSITION AS OF FEBRUARY 28, 2010

Line		FOCUS Report Form X-17A-5 Part IIA	AUDIT ADJUSTMENTS	Reference	AUDITED STATEMENT OF FINANCIAL POSITION
	Assets				
1	Cash	$ 1,645,715	$ -		$ 1,645,715
3	Receivables from non-customers	73,999	(43,730)	[a]	30,269
9	Receivable from affiliates	226,865	1,421	[b]	228,286
10	Property, net	46,261	(11,565)	[c]	34,696
11	Other assets	148,349	(27,615)	[d]	120,734
12	Total assets	2,141,189	(81,489)		2,059,700
	Liabilities				
17	Accounts payable and other liabilities	$ 109,658	26,159	[e]	$ 135,817
18b	Notes payable, secured	46,982	(13,229)	[f]	33,753
20	Total liabilities	156,640	12,930		169,570
	Ownership Equity				
22	Member's equity	1,984,549	(94,419)		1,890,130
25	Total liabilities and member's equity	$ 2,141,189	$ (81,489)		$ 2,059,700

Explanations for audit adjustments:

[a] Decrease receivable by $43,730
[b] Increase affiliate receivable by $1,421
[c] Record depreciation expense totaling $11,565.
[d] Decrease prepaids by $26,838 and accrued interest receivable by $777
[e] Record additional accounts payable of $26,159.
[f] Reclass the interest payment to principal reduction of $13,229

SCHEDULE 3
(continued)

NORTH POINT ADVISORS, LLC
RECONCILIATION OF FOCUS REPORT
TO THE AUDITED STATEMENT OF FINANCIAL POSITION
AS OF FEBRUARY 28, 2010

		FOCUS REPORT FORM X-17A-5 PART IIA	AUDIT ADJUSTMENTS	Reference	RECONCILED TO SCHEDULE 1
	Computation of Net Capital				
1	Member's equity from statement of financial condition	$ 1,984,549	$ (94,419)		$ 1,890,130
3	Total ownership equity qualified for net capital	1,984,549	(94,419)		1,890,130
6	Deductions				
	Non-allowable assets:				
	Due from affiliates	226,865	1,421	[b]	228,286
	Accounts receivables	73,999	(43,730)	[a]	30,269
	Property and equipment, net	46,261	(11,565)	[c]	34,696
	Client reimbursable expenses and prepaid expenses	148,349	(27,615)	[d]	120,734
6a	Total non-allowable assets	495,474	(81,489)		413,985
8	Net capital before haircuts on securities	1,489,075	(12,930)		1,476,145
9e	Less haircuts on other securities	(26,410)	-		(26,410)
10	Net Capital	$ 1,462,665	$ (12,930)		$ 1,449,735
	Computation of Basic Net Capital Requirements				
11	Net capital requirement (6-2/3% of aggregate indebtedness)	$ 7,311			$ 9,054
12	Minimum dollar net capital requirement	$ 5,000			$ 5,000
13	Net capital requirement (greater of line 11 or 12)	$ 7,311			$ 9,054
14	Excess net capital (net capital, less net capital requirement)	$ 1,455,354			$ 1,440,681
15	Net capital less 10% of line 19	$ 1,451,699			$ 1,436,153
	Computation of Aggregate Indebtedness				
16	Accounts payable and accrued expenses	$ 109,658	$ 26,159		$ 135,817
19	Aggregate indebtedness	$ 109,658	$ 26,159	[e]	$ 135,817
20	Ratio: Aggregate indebtedness to net capital	7.50%			9.37%

RIBIS, JONES & MARESCA, P.A.
Certified Public Accountants

1801 McCormick Drive
Suite 200
Largo, Maryland 20774
(301) 636-6001
Fax: (301) 636-6006

10500 Little Patuxent Parkway
Suite 770
Columbia, Maryland 21044
(410) 884-0220
(301) 596-5451
Fax: (301) 596-5471

Report of Independent Auditors' on Internal Control Required By SEC Rule 17a-5

To the Member of
North Point Advisors LLC

In planning and performing our audit of the financial statements and supplemental schedules of North Point Advisors LLC (the "Company") as of and for the year ended February 28, 2010, we considered its internal controls, including internal control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in SEC Rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under SEC Rule 17a-3(a)(11); and
3. Determining compliance with the exemptive provisions of SEC Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by SEC Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin of securities of customers as required by SEC Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal controls and the practices and procedures referred to in the second paragraph of the report. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures referred to in the second paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. SEC Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors of fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, which we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respect indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at February 28, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on SEC Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ribis, Jones & Maresca, P.A.

April 27, 2010